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                                                           For Immediate Release
                                                                   Oct. 29, 2008

            ClickSoftware and SAP Announce Global Reseller Agreement

  SAP to Resell ClickSoftware's ServiceOptimization Software to Help Customers
          Improve Efficiency and Effectiveness of the Mobile Workforce

  Agreement Leverages SAP's Partner Ecosystem to Complement and Extend SAP(R)
                               Solution Offerings

        BURLINGTON, Mass. and WALLDORF, Germany -- Oct. 29, 2008 -- ClickSoftware Technologies Ltd., (NasdaqCM: CKSW) and SAP AG (NYSE: SAP) today announced a global reseller agreement, underscoring SAP's continued commitment to its ecosystem strategy that brings value to customers through collaboration with partners. SAP will resell ClickSoftware's ServiceOptimization Suite as the SAP(R) Workforce Scheduling and Optimization application by ClickSoftware, helping customers meet the challenge of optimizing the mobile service workforce.

        Improving the efficiency and effectiveness of the mobile workforce is a growing challenge for today's companies. Whether this is driven by competitive, regulatory, financial or growth pressures, there is a need to deliver significant operational cost efficiencies and improved customer satisfaction. SAP Workforce Scheduling and Optimization helps customers to automate real-time proactive and reactive decision-making. Having the ability to act in real time on data from the field and produce optimal decisions for resource allocation and job scheduling can help SAP and ClickSoftware customers obtain the benefits of implementing a comprehensive service optimization solution.

        The strong partnership between ClickSoftware and SAP is supported by a growing number of leading global customers, including Anglian Water Services, Bosch, ETSA Utilities, Konica Minolta, Pacific Gas & Electric, Philips Healthcare, Siemens Power, Southern California Edison, Xerox and many others across a number of industries.

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        "By integrating solutions from SAP and ClickSoftware and centralizing our operational scheduling functions, we have radically changed the way we work at Anglian Water," said Chris Boucher, CIO, Anglian Water. "The real-time visibility of a customer's history coupled with a consistent approach to managing our workloads has not only provided better customer service, but also enables more proactive and sustainable management of our assets."

        The new solution--based on ClickSchedule 7.5, which has achieved "Powered by SAP NetWeaver(R)" status--will complement and enhance the workforce planning and scheduling capabilities of the SAP(R) ERP and SAP(R) Customer Relationship Management (SAP CRM) applications for field-service management and enterprise asset management, with real-time optimized scheduling, maintenance scheduling, customer-demand forecasting, shift/roster planning and business analytics to increase productivity, reduce costs, support growth and strengthen customer relationships. SAP Workforce Scheduling and Optimization is available immediately.

        "SAP and ClickSoftware will deliver real bottom-line value to customers within multiple industries across North America, Europe and Asia Pacific," said Dr. Moshe BenBassat, Chairman and CEO, ClickSoftware. "We have been positioning our solutions together with SAP software for many years, and take great pride in the integration of our solutions and in the value that our customers realize from our powerful partnership. Under the new agreement, SAP's sales force will now have ClickSoftware's products on its price list and can offer it to SAP's customers. This will enable customers to license a comprehensive, integrated mobile workforce optimization software solution from a single source--SAP."

        "There is growing demand in the market for more comprehensive field service management that incorporates decision support and optimization," said Tobias Dosch, senior vice president, Suite Solution Management, SAP AG. "Our relationship with ClickSoftware is a prime example of how SAP meets specific customer needs by leveraging our partner ecosystem to complement and extend SAP solution offerings. We are pleased to expand our relationship with ClickSoftware to bring this important capability to our customers, further increasing the value derived from investments in SAP solutions."

        Dr. Moshe BenBassat, Chairman and CEO of ClickSoftware, and Darryl Gray, senior director of Emerging Business, Global Software and Technology Partners Division for SAP, will participate in a podcast discussing this global reseller agreement and its effect on customers, both companies and the industry. To listen to their discussion, visit

http://www.clicksoftware.com/video/SAP-9-09-08-FINAL.mp3.

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ClickSoftware and SAP Announce Global Reseller Agreement                  Page 3

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call
(781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding growth in ClickSoftware's revenues and sales and partner networks. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. ClickSoftware's achievement of these results may be affected by many factors, including among others, the following risks: that ClickSoftware may fail to expand its activities in the market; and other risks associated with ClickSoftware's business. For additional information regarding risks relating to ClickSoftware's business, see ClickSoftware's filings with the Securities and Exchange Commission including ClickSoftware's annual report on Form 20-F for the year ended December 31, 2007, and subsequent filings with the Securities and Exchange Commission. ClickSoftware does not undertake to update any forward-looking statements.

About SAP
SAP is the world's leading provider of business software (*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With approximately 75,000 customers (includes customers from the acquisition of Business Objects) in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol "SAP." (For more information, visit www.sap.com)

                                      # # #

(*) SAP defines business software as comprising enterprise resource planning and related applications.

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and similar expressions as they relate to SAP are intended to identify such
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reliance on these forward-looking statements, which speak only as of their
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ClickSoftware and SAP Announce Global Reseller Agreement                  Page 4

For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:
Simon Morris, ClickSoftware, Inc., +44 (0) 1628
607030,simon.morris@clicksoftware.com
Jeff Aubin, Beaupre PR, +1 (603) 559 5838, jaubin@beaupre.com
Hilmar Schepp, +49 (6227) 7-46799, hilmar.schepp@sap.com, CET
SAP Press Office, +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT; press@sap.com
Maria Cubeta, Burson-Marsteller San Francisco, +1 (415) 591-4070, maria.cubeta@bm.com